Exhibit 99.2


Koor Industries Ltd.





                                                       Office Of Legal Counsel
                                                       21 Ha'arba'ah st.
                                                       Tel-Aviv 64739
                                                       Israel
                                                       Tel.:972-3-6238420
                                                       Fax:972-3-6238425

                                                       28 May 2002



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
The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
---------------                    --------------                          ---------------

Fax: 02-6513940                    Fax: 03-5105379
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Dear Sirs,


Re: Immediate Report (NO. 10/2002)
    Koor Industries Ltd. (Company No.52-001414-3)
    ---------------------------------------------


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Today in the early morning, the Company has published in the United States a press release regarding the following matter:

          o    Financial results for the first quarter of the year 2002.

     2.   Attached please find the press release.



                                             Yours Sincerely,


                                             Shlomo Heller, Adv.
                                               Legal Counsel


Koor Industries Ltd.
Platinum House
21 Ha'arba'ah Street
Tel Aviv, Israel 64739
Tel. 972.3.623.8333
Fax 972.3.623.8334
www.koor.com



KOOR INDUSTRIES LTD. REPORTS FIRST QUARTER 2002 RESULTS
o    Improved Performance in All Major Holdings
o    378% increase in Operating Profit
o    35% increase in Gross Profit
o    4% increase in Revenues
o Substantial drop in net loss during the quarter (excluding special accounting item which does not affect the Shareholders' Equity)

TEL AVIV, Israel - May 28, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, reported today its financial results for the first quarter of 2002.

Revenues from consolidated companies (not including ECI Telecom, which is accounted for on an equity basis) for the first quarter totaled $410 million, compared to $396 million for the first quarter of 2001, a 4% increase.

Operating income from consolidated companies for the quarter was $43 million, compared to $9 million for the same period in 2001, nearly a 400% increase. Operating margin for the quarter was 11%, compared to 2% for the same period in 2001, a substantial increase.

Commenting on these operating results, Jonathan Kolber, Vice chairman and CEO of Koor said: "I am pleased with the continued sequential improvement in the consolidated results and profit margins. This quarter we see the initial results of the difficult steps taken over the past 15 months to cut expenses, improve group cash flow and financial strength. During the quarter ECI Telecom generated a strong operating cash flow, Makhteshim-Agan continued to seek new avenues for investment given its strong cash base and Elisra continued to strengthen its top and bottom line". He concluded "We are encouraged by these results, and believe the companies are well poised to benefit from the rest of 2002"

Net loss for the quarter, excluding special accounting item due to reclassification of Shareholder's Equity item "foreign currency translation adjustments" as "Retained Earnings", was $23 million or $1.52 per diluted ordinary share and $0.3 per American Depositary Share (ADS). This is compared with a net loss of $214 million or $14.06 per diluted ordinary share and $2.81 per American Depositary Share (ADS) for the first quarter of 2001.

As previously announced, the reclassification of the Shareholders' Equity item follows wholly-owned Tadiran Ltd. (acquired by Koor in the 1980's) going into voluntary liquidation. The voluntary liquidation, which brought substantial cash flow savings to Koor, follows a series of steps, such as the spin-off of the Elisra Group's shares from Tadiran to Koor and the sale of Tadiran's real estate. According to Israeli and international accounting standards, voluntary liquidation requires reclassifying the Shareholders' Equity item "foreign currency translation adjustments" as an expense in the Statement of Income, and then as an entry in the Retained Earnings - thus not affecting the company's Shareholders' Equity. The reclassification of the item is included in the Statement of Income for the first quarter of 2002, under "Transfer to Statement of Income of translations differences of autonomous investee".

Net loss, including the special item, was $105 million or $6.93 per diluted ordinary share and $1.39 per American Depositary Share (ADS), compared to a net loss of $214 million or $14.06 per diluted ordinary share and $2.81 per American Depositary Share (ADS) for the first quarter of 2001.

Commenting on the accounting issue, Yuval Yanai, Senior Vice President and CFO of Koor said: "The impact of this accounting anomaly on Koor's Statement of Operations, cannot deter from the fact that we are reporting an additional quarter of improved results, mainly due to the sequential improved performance of most of our holdings, and in particular ECI (NASDAQ:ECIL), Makhteshim Agan (TASE:MAIN) and the Elisra Group." He added, "With gross profit improving by over 35%, and operating profit improving by over 378%, we are confident that we are on the right track to bring back market confidence and value to our shareholders."

RESULTS OF KEY HOLDINGS
ECI Telecom
-----------
Revenues for quarter were $195 million compared to $253 million for same period in 2001; Revenues for 2001 included the revenues of the Business Systems unit, which was sold during 2001YU. Net loss for the quarter was $52 million compared with a net loss of $256 million for the same period in 2001.

During the first quarter of 2002, ECI recorded 2 one-time items: a capital gain from the sale of a portion of the Company's ECtel shares of $11.6 million ($9 million after tax) included in "Other income (expenses), net," and a write-off of goodwill of $53 million as a result of the initial application of SFAS 142 and 144, mainly associated with InnoWave, recorded in "Impairment of assets," and "Cumulative effect of accounting change, net."

Makhteshim-Agan Industries
--------------------------
Revenues for the quarter totaled $236 million, the same as during the first quarter of 2001. Net profit for the quarter was $21 million, the same as during the first quarter of 2001.

Elisra Group
Revenues for the quarter totaled $97 million, compared to $76 million for the same period in 2001, representing a 28% increase. Net income for the quarter was $4 million, compared to an $11 million loss for the same period last year, a substantial increase.

Telrad Networks
---------------
Revenues for the quarter totaled $39 million, compared to $53 million for the same period last year. Net loss for the quarter was $6 million compared to a net loss of $17 million for the same period in 2001. Telrad continues to be impacted by the telecom market crisis, and the drop in orders from its key customer, Nortel Networks. The efficiency measures, however, undertaken during 2001 have managed to reduce the impact of the crisis on the net income.

About Koor
----------
Koor Industries Ltd. is one of Israel's largest and leading investment holding company with investments in Israel's top technology export companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecom and wireless technologies, enterprise software, semiconductors, and life science. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:    Conference call details:
Yuval Yanai                                 Date: May 28, 2002
Senior Vice President and CFO               Time: 12:00 pm EMT (17:00 pm UK)
Koor Industries Ltd.                        US phone:         1-866-500-4965
Tel.  +9723 6238 310                        UK phone:         0800-169-8104
Fax.  +9723 6238 313                        Israel phone:     03-925-5910
www.koor.com                                Replay number:    1-866-500-4965
------------

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

              **********FINANCIAL TABLES FOLLOW***************



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Koor Industries Ltd.                                    (An Israeli Corporation)
--------------------------------------------------------------------------------
Condensed Consolidated Statement of Income

                                                                       Three months ended                         Year ended
                                                                            March 31                              December 31
                                                                      2002                              2001                2001
                                                    ---------------------------------------------------------  ------------------
                                                                 Unaudited                         Unaudited
                                                    ---------------------------------------------------------  ------------------
                                                                              Convenience translation
                                                                              -----------------------
                                                                            (U.S. dollars in thousands)

          Income from sales and services                           409,926                           396,158           1,566,356
          Cost of sales and services                               303,251                           316,863           1,209,759
                                                                   -------                           -------           ---------
          Gross Profit                                             106,675                            79,295             356,597

          Selling and marketing expenses                            39,763                            42,318             171,358
          General and administrative                                23,528                            28,207             110,013
                                                                    ------                            ------             -------
          Operating earnings                                        43,384                             8,770              75,226

          Finance expenses, net                                     30,579                            34,470              90,756
                                                                    ------                            ------              ------
                                                                    12,805                           -25,700             -15,530

          Other income (expenses)                                   -2,979                           -43,106            -130,678
                                                                    ------                           -------            --------

          Transfer to statement of income
          of translation differences of autonomous
          investee in voluntary liquidation                        -82,039
          Earnings before taxes on income                          -72,213                           -68,806            -146,208

          Taxes on income                                           10,001                             3,223               8,149
                                                                    ------                             -----               -----
                                                                   -82,214                           -72,029            -154,357

          Equity in results of affiliates, net                     -16,635                          -140,179            -397,606
                                                                   -------                          --------            --------
                                                                   -98,849                          -212,208            -551,963

          Minority interest in subsidiaries, net                    -6,297                             1,979               1,756
          Discontinued operations                                                                     -3,442              -6,145
                                                    ---------------------------------------------------------  ------------------
          Net earnings for the period                             -105,146                          -213,671            -556,352
                                                    ---------------------------------------------------------  ------------------

          Shares outstanding (in thousands)                         15,173                            15,192              15,169
                                                    ---------------------------------------------------------  ------------------
          Basic earning per Ordinary Share (in $):                   -6.93                            -14.06              -36.63
                                                    ---------------------------------------------------------  ------------------
          Basic earning per ADS (in $):                              -1.39                             -2.81               -7.33
                                                    ---------------------------------------------------------  ------------------
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Koor Industries Ltd.                                                              (An Israeli Corporation)
-------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet

                                                              March 31 2002          March 31 2001          December 31 2001
                                                                  Unaudited              Unaudited                   Audited
                                                         ------------------------------------------   -----------------------
                                                                               Convenience translation
                                                                               -----------------------

      Assets                                                                 (U.S. dollars in thousands)
      Current Assets:
      Cash and cash equivalents                                     128,385                163,544                   176,528
      Short-term deposits and investments                           120,076                145,641                   132,263
      Trade Receivables                                             488,223                591,383                   462,430
      Other accounts receivable                                     189,122                122,978                   119,465
      Assets designed for sale                                        9,170                                           58,326
      Inventories                                                   391,172                395,396                   385,171
                                                                    -------                -------                   -------
      Total current assets                                        1,326,148              1,418,942                 1,334,183

      Investments and Long-Term Receivables                         520,887                817,623                   534,333

      Fixed Assets, net                                             670,542                741,827                   655,263

      Other Assets, net                                             314,081                300,260                   301,301
                                                                    -------                -------                   -------

                                                         ------------------------------------------   -----------------------
                                                                  2,831,658              3,278,652                 2,825,080
                                                         ==========================================   =======================

      Liabilities and Shareholders` Equity
      Current Liabilities:
      Credits from banks and others                                 386,580                662,379                   380,214
      Trade payables                                                285,250                308,439                   280,933
      Other payables                                                232,529                284,633                   221,306

      Customer advances, net                                         57,390                 60,774                    61,375
                                                                     ------                 ------                    ------
      Total current liabilities                                     961,749              1,316,225                   943,828
                                                                    -------              ---------                   -------

      Long-Term Liabilities:
      Long-Term Loans                                               922,484                795,263                   970,968
      Debentures                                                     96,214                 19,600                    64,706
      Customer advances                                              11,666                 19,313                    15,164
      Deferred taxes on income                                       34,499                 39,770                    40,521
      Un-guaranteed deficiency in
      Shareholder's equity of subsidiary                                                   -15,335
      Accrued employee rights upon retirement                        44,718                 58,374                    42,027
                                                                     ------                 ------                    ------
      Total long-term liabilities                                 1,109,581                916,985                 1,133,386

      Liability for acquisition of subsidiary                                               19,771

      Minority Interests                                            301,638                252,033                   287,026

      Shareholders` Equity                                          458,690                773,638                   460,840
                                                                    -------                -------                   -------

                                                                  2,831,658              3,278,652                 2,825,080
                                                                  ---------              ---------                 ---------
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